                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER

                      PURSUANT TO RULE 13a-16 OR 15d-16 OF
                       THE SECURITIES EXCHANGE ACT OF 1934

                          For the month of March, 2005

                     CHINA SOUTHERN AIRLINES COMPANY LIMITED
                 (Translation of registrant's name into English)

                          Baiyun International Airport
                      Guangzhou, People's Republic of China
                    (Address of principal executive offices)


     (Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.)

     Form 20-F.   X                Form 40-F.
                -----                         -----

     (Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

     Yes.                 No.   X
          -----               -----

     (If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-__________________.)

     China Southern Airlines Company Limited (the "Company") on March 30, 2005 published in two local newspapers in Hong Kong an announcement in Chinese and English, respectively, concerning certain changes of the senior administrative officers. A copy of the English announcement is included in this Form 6-K of the Company.

             [LOGO]          [CHINESE CHARACTERS]
                    CHINA SOUTHERN AIRLINES COMPANY LIMITED

  (a joint stock limited company incorporated in the People's Republic of China with limited liability)

                               (STOCK CODE: 1055)

                                  ANNOUNCEMENT

--------------------------------------------------------------------------------
The Board considered and approved by way of written resolutions regarding the appointment and removal of certain senior administrative officers of the Company.
--------------------------------------------------------------------------------

Pursuant to Article 111 of the Articles of Association of China Southern Airlines Company Limited (hereinafter called the "Company"), the Board of directors of the Company (the "Board") considered and approved by way of written resolutions regarding the appointment and removal of certain senior administrative officers of the Company. All 15 directors (the "Directors") of the Company participated in considering and passing the Board resolutions. The format and procedure for passing the resolutions were in accordance with the Company Laws of the People's Republic of China (the "Company Laws") and the Articles of Association of the Company.

After careful consideration, the Directors unanimously approved the following by way of written resolutions:

(1) The proposed appointment of Ren Ji Dong as a new vice president of the Company.

(2) The proposed appointment of He Zong Kai as a new vice president of the Company.

(3)  The proposed appointment of Liu Qian as the new chief pilot of the Company.

(4) The proposed removal of Jiang Ping as the vice president of the Company, as he will be appointed to assume other posts in the future.

(5) The proposed removal of Hao Jian Hua as the chief pilot of the Company. Mr. Hao will continue to serve as the vice president of the Company.


BIOGRAPHIES OF MESSRS REN JI DONG, HE ZONG KAI AND LIU QIAN

MR. REN JI DONG, vice president of the Company who graduated from the College of Energy and Power Engineering Department of Nanjing University of Aeronautics and Astronautics with a major degree in motor design, is a senior engineer. Mr. Ren assumed various offices in the aircraft maintenance workshop of Xinjiang Airlines Company, including deputy head of workshop, head of workshop, deputy director of workshop and president of the engineering department, during the period from 1991 to 2000. From 2000 to 2002, Mr. Ren was the deputy director of Urumqi Civil Aviation Administration and vice president of Xinjiang Airlines Company. He was the vice president of Xinjiang Airlines from 2002 to 2004. Mr. Ren has assumed the offices of the party secretary and vice president of the Urumqi branch of the Company since 2004.

MR. HE ZONG KAI, vice president of the Company who graduated from Beijing Foreign Language Institute with a major degree in French, is a senior economist. Mr. He served as the deputy manager of the operation department of the Company from 1991 to 1993, manager of passenger transportation department from 1993 to 1994, head of seats arrangement department from 1994 to 1997, and vice general manager of the marketing department from 1997 to 2001. He was the general manager of the ground services department from 2001 to 2003. Since 2003, he has assumed the offices of the president and deputy party secretary of Hubei branch of the Company.

MR. LIU QIAN, graduated from China Civil Aviation Flying College with specialty in aircraft piloting. He was the trainer of the Second Squadron of Air China from 1995 to 1996. Mr. Liu served the Civil Aviation Administration of China as assistant researcher of the piloting skills supervision division of the piloting standards department from 1996 to 1998, as assistant researcher of the operation supervision division of the piloting standards department from 1998 to 2001, and as assistant researcher of the freight transportation piloting standards division of the piloting standards department from 2001 to 2004. Mr. Liu became the deputy head of the piloting standards division of the piloting standards department in 2004. He has assumed the office of the deputy chief pilot of the Company since November 2004.


OPINIONS OF THE INDEPENDENT DIRECTORS OF THE COMPANY

The independent Directors of the Company are of the opinion that the above candidates satisfy the qualification requirements under the Company Laws and the Articles of Association and approve their appointment, and that the format and procedure of their nomination and appointment comply with the relevant requirements under the Company Laws and Articles of Association of the Company.

The independent Directors of the Company are Simon To, Peter Lok, Wei Ming Hai, Wang Zhi and Sui Guang Jun



                                                        By order of the Board
                                                               SU LIANG
                                                          Company Secretary


Guangzhou, the People's Republic of China, 29 March 2005

As at the date of this announcement, the Directors of the Company include Liu Shao Yong, Liu Ming Qi, Peng An Fa, Wang Quan Hua, Zhao Liu An, Zhou Yong Qian, Zhou Yong Jin, Xu Jie Bo, Wu Rong Nan and Si Xian Min as executive Directors; and Simon To, Peter Lok, Wei Ming Hai, Wang Zhi and Sui Guang Jun as independent non-executive Directors.

                                   SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.



                                      CHINA SOUTHERN AIRLINES COMPANY LIMITED


                                      By        /s/   Su Liang
                                         ---------------------------------------
                                         Name:  Su Liang
                                         Title: Company Secretary


Date: March 31, 2005